March 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn. Office of Trade & Services

Re:	Exela Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022, Filed April 3, 2023

Form 8-K, Filed August 14, 2023

File No. 001-36788

Greetings:

We hereby respond to the comments made by the Division of Corporation Finance, Office of Trade & Services (the “Staff”) in your letter dated February 27, 2024 (responding to our letter dated February 22, 2024 (written in response conversations with the Staff on January 16, 2024 and February 20, 2024)), in each case related to the above- referenced filing of Exela Technologies, Inc. (the “Company” or “Exela”) and the Staff's initial letter dated September 6, 2023. We appreciate the opportunity to respond to your further inquiries. For ease of reference, the Staff's comment is repeated in bold, italicized text below, immediately followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Note Regarding Non-GAAP Financial Measures, page 51

1.	We note your response to prior comment 2 and detail of the “Other charges including non-cash” line item of your non-GAAP reconciliation included in your response to comment 2 in our letter dated September 6, 2023. On our February 20, 2024 call, we believe you mentioned restructuring costs would be eliminated from your calculation of Adjusted EBITDA since there was not a formal restructuring plan in the past. As such, we assumed that you would eliminate your “Employee severance and retention bonus” costs include within the “Other charges including non-cash” line item of your non-GAAP reconciliation. Please clarify for us if you plan to remove these costs from your future presentations of the non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash operating expenses necessary to operate your business. Further, please explain in detail the nature of the “Dark facility and facility consolidation costs” and “Relocation and all other costs” line items included within the “Other charges including non-cash” line item of your non-GAAP reconciliation. Please clarify for us if you plan to remove these costs from your future presentations of the non-GAAP measure or explain to us why these costs do not represent normal, recurring, cash operating expenses necessary to operate your business.

The Company will no longer include certain amounts that were historically included as “Employee severance and retention bonus” charges in future presentations of Adjusted EBITDA. These amounts were related to savings initiatives and operational process changes, but going forward, for any severance and retention adjustments the Company will publish formal restructuring plans to clearly delineate one-time initiatives from normal course operational improvements. Furthermore, future presentations of Adjusted EBITDA will no longer include certain amounts related to facility closures and discontinued operations absent a formal restructuring plan and communication that were historically included as “Dark facility and facility consolidation costs” and “Relocation and all other costs.”

For the Staff’s reference, we have prepared below a revised reconciliation of the way we presented Adjusted EBITDA for the fiscal year ended December 31, 2022 in the above referenced Form 10-K to the way we plan to present Adjusted EBITDA going forward. In future filings we will provide appropriate disclosure explaining this change.

Year Ended December 31,
(in thousands of United States dollars)	2022
Net Loss	$(415,581)
Taxes	4,199
Interest expense	164,870
Depreciation and amortization	71,831
EBITDA	(174,681)
Optimization and restructuring expenses (1)	25,329
Transaction and integration costs (2)	18,586
Non-cash equity compensation (3)	985
Other charges including non-cash (4)	71,203
Loss/(Gain) on sale of assets (5)	1,357
Debt modification and extinguishment costs (gain), net	4,522
Loss/(Gain) on derivative instruments (6)	(1,091)
Contract costs (7)	22,501
Impairment of goodwill and other intangible assets	171,182
Adjusted EBITDA, using historical basis of presentation	$139,893
Optimization and restructuring expenses (1)	(25,329)
Other charges including non-cash (4):
System establishment and integration/transition costs	(22,046)
Overlapping data center expense & vendor termination costs	(1,557)
Loss contracts	(1,810)
Employee severance and retention bonus	(4,270)
Dark facility and facility consolidation costs	(2,020)
Relocation and all other costs	(3,568)
Contract costs (7)	(22,501)
Adjusted EBITDA, using new basis of presentation	$56,792

Adjusted EBITDA Footnotes

(1)	Adjustment for periods prior to fiscal 2023 represents net salary and benefits associated with positions, current vendor expenses and existing lease contracts that are part of the on-going savings and productivity improvement initiatives in process transformation, and customer transformation. Beginning with the Annual Report on Form 10-K for in the fiscal year ended December 31, 2023, such items will no longer be adjusted.
(2)	Represents non-recurring legal, consulting and other fees and expenses incurred in connection with acquisitions, dispositions, debt-exchanges and other extraordinary transactions and events during the applicable period.
(3)	Represents the non-cash charges related to restricted stock units and options.
(4)	Adjustments for periods prior to fiscal 2023 represent fair value adjustments to guaranteed true up of settlement notes, and other non-cash charges. Other charges include severance payments for downsizing of our workforce, retention bonus, facility consolidation, relocation and all other costs, loss contracts, network outage related costs, overlapping data center expense and vendor termination costs and other transition costs for system establishment and integration/transition. Beginning with the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, adjustments for the severance payments for downsizing of our workforce, retention bonus, facility consolidation, relocation and all other costs, loss contracts, overlapping data center expense and vendor termination costs and other transition costs for system establishment and integration/transition will no longer be adjusted (i.e. only adjustments similar to the true-up of the notes and network outage related costs will continue to be adjusted).
(5)	Represents a loss/(gain) recognized on the disposal of property, plant, and equipment and other assets.
(6)	Represents the impact of changes in the fair value of an interest rate swap entered into during the fourth quarter of 2017.
(7)	Adjustment for periods prior to fiscal 2023 represents costs incurred on new projects, contract start-up costs and project ramp costs. Beginning with the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, such items will no longer be adjusted.

* * *

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (310)-740-9717, if you have questions regarding our response or related matters.

Sincerely,

/s/ Matthew Brown
Matthew Brown
Interim Chief Financial Officer